PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

November 17, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Institutional Liquidity Funds

File Numbers: 811-23296; 333-220625

Ladies and Gentlemen:

On behalf of Dreyfus Institutional Liquidity Funds (the "Registrant"), on or about December 4, 2017, we plan to transmit for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on September 25, 2017 for the purpose of registering one series of the Registrant, Dreyfus Treasury and Agency Liquidity Money Market Fund (the "Fund").

The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on the Registration Statement that were provided to the undersigned by Frank A. Buda of the Staff via letter dated October 25, 2017 (the "Letter") and to make certain other revisions. The prospectus for the Fund and the statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from those versions filed as part of the Registration Statement.

Our responses to the Staff's comments are below. For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used and not defined herein have the meanings ascribed to them in the Amendment. We have also attached a blackline reflecting revisions to the Fund’s prospectus and SAI as an exhibit to this letter.

General Comments

1.	Staff Comment: We note that substantial portions of the disclosure have been left blank or bracketed. We may have additional comments when you supply the omitted information in a pre- effective amendment, on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment(s).

Response: Portions of the disclosure previously left blank or bracketed will be completed in the Amendment.

2.	Staff Comment: Please note that comments we give on disclosure in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: We will apply comments given on disclosure in one section to other sections in the filing that contain the same or similar disclosure.

Prospectus

Cover Page

3.	Staff Comment: Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. See Regulation S-T, Rule 313(b)(1).

Response: The Fund's series and class identifiers will be updated to reflect the ticker symbol for the Fund's sole class of shares.

Fund Summary, Fees and Expenses

4.	Staff Comment: Please provide the Staff with a completed fee table and expense example for review prior to seeking effectiveness.

Response: The fee table and expense example will be completed in the Amendment.

Shareholder Guide, Buying and Selling Shares, How to Sell Shares

5.	Staff Comment: It appears that a word is missing in the fourth sentence of the second paragraph. The prospectus currently states, "If the request is received and accepted [5:00pm], or is transmitted . . ." Please confirm whether this is intended to state, "If the request is received and accepted after [5:00 p.m.], or is transmitted . . ."

Response: The referenced disclosure will be corrected in the Amendment as set forth in the comment.

6.	Staff Comment: In the first sentence of the third paragraph, please add the words "beyond seven days" immediately before the colon.

Response: As described in the referenced section of the prospectus, the Fund will pay redemption proceeds on the same or the next business day except in the scenarios described in the third paragraph. Accordingly, the Registrant requests that the comment be waived.

7.	Staff Comment: With respect to in-kind redemptions, please include disclosure indicating whether redemptions in-kind would be pro-rata portions of the Fund's portfolio, individual securities, or a representative basket of securities.

Response: The following disclosure will be added in the Amendment: "Securities distributed in connection with any such redemption in-kind are expected to generally represent your pro rata portion of assets held by the fund immediately prior to the redemption, with adjustments as may be necessary in connection with, for example, restricted securities, odd lots or fractional shares."

Back Cover Page

8.	Staff Comment: The prospectus currently states that the fund's most recent annual and semiannual reports "are" available at Dreyfus' webpage. Please revise this disclosure to indicate that, because the Fund is a new fund, the relevant reports are not yet available, but will be in the future.

Response: The requested revision will be made.

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Statement of Additional Information

Cover Page

9.	Staff Comment: The second paragraph of the Cover Page states, "The most recent annual report and semi- annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference to this SAI." Accordingly, please provide an auditor's consent for each of the funds for which the financial statements are incorporated by reference. See Securities Act, Section 7(a)(1) and Rule 439. Alternatively, delete this representation with respect to funds not covered by this registration statement.

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will only be filed for the Fund. Therefore, a consent of the Fund's independent registered public accounting firm relating to incorporation of the Fund's financial statements, accompanying notes and report of the independent registered public accountant of the Fund will be included as an exhibit to the Amendment. The auditor's consent for each other fund has been filed with the post-effective amendment relating to such fund's last registration statement.

Part II, Investment Restrictions, Fundamental Policies, Industry Concentration

10.	Staff Comment: There does not appear to be any disclosure relating to an industry concentration policy for the Dreyfus Treasury and Agency Liquidity Fund. Please add relevant disclosure relating to this Fund's fundamental policy on concentration, as required by Section 8(b)(1)(B) of the 1940 Act.

Response: Disclosure will be added in the Amendment indicating that the Fund may not: "[i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC."

11.	Staff Comment: The industry concentration policy for the Dreyfus Natural Resources Fund states, "The natural resources sector, in general, is not considered an industry for purposes of this Fundamental Policy." Please provide your legal basis as to why the natural resources sector is not an "industry or group of industries."

Response: The purpose of the referenced sentence is to exclude the investments of Dreyfus Natural Resources Fund in the natural resources sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration. Accordingly, we will add in the Amendment the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For purposes of the restriction on industry concentration, Dreyfus Natural Resources Fund invests more than 25% of its total assets in the group of industries comprising the natural resources related sectors.

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12.	Staff Comment: The Staff notes that the industry concentration policies for multiple funds in this SAI, as well as the related explanatory notes on page II-35, contain conflicting and/or inconsistent language with respect to the exclusion of Municipal Obligations or Municipal Bonds from the funds' respective concentration limitations. Please revise the relevant disclosure as described below to clarify for all funds in this SAI that exclude Municipal Obligations or Municipal Bonds from their industry concentration policies that such exclusion does not include Municipal Obligations or Municipal Bonds backed principally by the assets and revenues of non-governmental users.

a.	Please revise the explanatory note on page II-35 relating to the Dreyfus AMT- Free Municipal Cash Management Plus and Dreyfus AMT-Free California Municipal Cash Management fund concentration policies to apply that explanatory note to all funds covered by this SAI that exclude Municipal Bonds or Municipal Obligations from their concentration policies. Additionally, please supplementally explain whether the funds intend to classify all Municipal Obligations backed principally by the assets and revenues of non-governmental users as within a single industry or if the funds intend to classify such Municipal Obligations according to the industry of the underlying non-governmental user. If the former, please provide your legal basis for that approach. If the latter, please revise the sentence to state that the Municipal Obligations backed principally by the assets and revenues of non-governmental users will be counted for concentration purposes as within the industry of the underlying non-governmental user.

b.	Please revise the explanatory note on page II-35 relating to the Dreyfus Short- Intermediate Municipal Bond Fund by replacing "solely" with "principally." Alternatively, if the fund adopts changes in response to Comment 12(a) above, please delete this explanatory note.

c.	Please revise the explanatory note on page II-35 relating to the Dreyfus AMT- Free Municipal Cash Management Plus, Dreyfus AMT-Free New York Municipal Cash Management, Dreyfus AMT-Free Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management funds by replacing "industrial development bonds" with "Municipal Bonds." Alternatively, if the fund adopts changes in response to Comment 12(a) above, please delete this explanatory note.

Response: The referenced explanatory notes will be deleted and replaced with the following:

For purposes of the restriction on industry concentration with respect to Dreyfus Short-Intermediate Municipal Bond Fund, Dreyfus AMT-Free Municipal Cash Management Plus, Dreyfus AMT-Free Municipal Cash Management Plus, Dreyfus AMT-Free New York Municipal Cash Management and Dreyfus AMT-Free Tax Exempt Cash Management, to the extent that a Municipal Bond or Municipal Obligation is backed principally by the assets and revenues of non-governmental users, the Municipal Bond or Municipal Obligation will be deemed to be a security of an issuer in the "industry" of that non-governmental user and subject to the industry concentration restriction.

Please note, California AMT-Free Municipal Cash Management was liquidated in October 2017.

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13.	Staff Comment: The industry concentration policy for the Dreyfus Strategic Beta Emerging Markets Equity Fund and the Dreyfus Strategic Beta Global Equity Fund states, "Securities issued or guaranteed by governments other than the U.S. government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy." Please note that securities issued by foreign governments and foreign supranational entities cannot be excluded from the concentration policy. See January 3, 1991 Generic Comment ("Dear Registrant") Letter, 1991 WL 439213. As the language in the concentration policy is not consistent with the Staff's interpretation, please add an explanatory note for these funds, as well as any other fund(s) covered by this SAI that have similar disclosure, to indicate that the funds will not invest more than 25% of their total assets in the securities of a foreign government of, and all supranational entities in, a single country.

Response: While we cannot change the referenced Fundamental Policy without a shareholder vote, we will add in the Amendment the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For purposes of the restriction on industry concentration, Dreyfus Strategic Beta Emerging Markets Equity Fund will not invest more than 25% of its total assets in securities issued or guaranteed by a foreign government or by a foreign supranational entity.

Please note, Dreyfus Strategic Beta Global Equity Fund was liquidated in September 2017.

Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names

14.	Staff Comment: On page II-42, the SAI states, "Dreyfus Institutional Preferred Treasury Securities Money Market Fund and Dreyfus Institutional Treasury Securities Cash Advantage Fund typically invest exclusively in the instruments described below." Please revise this sentence to indicate that Dreyfus Treasury and Agency Liquidity Money Market Fund also typically invests exclusively in the instruments listed in the table.

Response: The requested revision will be made.

15.	Staff Comment: Please revise the table on page II-42 to indicate whether the 80% test for the Dreyfus Treasury and Agency Liquidity Money Market Fund is a fundamental policy.

Response: The disclosure will be revised to indicate that the 80% test is not a fundamental policy.

Financial Statements, Exhibits, and Other Information

16.	Staff Comment: Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: Any financial statements, exhibits, and other required disclosure not included in the Registration Statement will be included in the Amendment.

17.	Staff Comment: Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

Response: The requested undertaking will be added to the Amendment.

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We plan to request acceleration of the effectiveness of the Registration Statement with respect to the fund to December 8, 2017 and in connection therewith will provide written requests for acceleration as referenced in the Letter.

We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3381.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:	David Stephens

Jeff Prusnofsky

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